EXHIBIT 99.1

Volvo CE Introduces the New Volvo EC700B Excavator at ConExpo 2005

GOTEBORG, Sweden, March 16, 2005 (PRIMEZONE) -- Volvo Construction Equipment is once again establishing itself as a leader in excavator engineering with the introduction of its new and powerful 70-ton Volvo EC700B excavator at ConExpo-Con/Agg 2005, March 15-19, 2005, in Las Vegas, Nevada.

Production models of the Volvo EC700B are being field-tested worldwide and full-scale production will begin in the fourth quarter of 2005 for delivery to all markets starting first quarter of 2006.

Performance

The Volvo EC700B excavator was designed from the ground up with extensive input from customers around the world. It was designed and engineered to "re-define performance" in the 70-ton excavator class. It is a next-generation machine with an aggressive performance profile for production digging and a proven Volvo powertrain, excellent balance and stability and high digging forces. It delivers significant fuel economy and will be a major force in applications that include civil engineering, mass excavation, quarry loading, and heavy construction.

The new Volvo EC700B is equipped with the largest-capacity engine in its class of excavators, the Volvo D16C EAE3, with an output of 464 gross horsepower at 1,800 rpm. The engine will be the new Tier 3-compliant Volvo Advanced Combustion Technology (V-ACT) power system that is matched with Volvo hydraulic systems to provide high digging and crowding forces, and smooth, harmonized operation in all conditions. A large counterweight and long, wide-gauge tracks give excellent balance and stability to the machine.

The new Volvo excavator has a digging reach of 43 feet, 3 inches (13.17 m), a digging depth of 27 feet, 7 inches (8.4 m), a breakout force of 67,750 lbs (301 kN), and bucket sizes from 3.3 yd3 to 5.9 yd3 (2.5 m3 to 4.5 m3). The operating weight of the machine is 148,810 -- 154,980 lbs (67,500 kg -- 70,300 kg). The standard boom and arm on the Volvo EC700B are 25 feet, 3 inches (7.7 m) and 11 feet, 8 inches (3.55 m), respectively (7.7 m and 3.55 m), and with 36-inch (900 mm) double grouser shoes, the machine has a weight of 152,560 lbs (69,200 kg).

The key components of the Volvo EC700B -- including the main pump, swing motor and bearing and the track rollers -- are of a higher capacity than that normally found in a 70-ton class machine. The result is exceptional performance and durability in a machine with clear advantages in digging force, cycle times, bucket capacity, and fuel efficiency. And the Volvo EC700B is well-matched to working with Volvo articulated haulers, the largest selling articulated hauler line in the world.

Operator comfort, efficiency and serviceability

The operator station of the Volvo EC700B 70-ton excavator is built for comfort and efficiency. It features clear visibility, a nine-way adjustable seat, ergonomic controls, extraordinary sound and vibration protection, a high-capacity climate-control system, wide access steps and an access ladder to the top of the machine behind the cab and reduced hydraulic noise with the use of dampened pipe clamps.

Serviceability of the new Volvo excavator is easy and simple. There is easy access to the engine oil fuel and air filters and to various other components via wide steps, a catwalk and ladders. The undercarriage of the machine is retractable for easier transport and quicker turnaround.

"We have recognized the need in the global market for an excavator of this size, capacity, and production capabilities," said Tony Helsham, president and chief executive officer, Volvo Construction Equipment. "The result is an excavator with field-tested components and extensive engineering that is pure Volvo, and one that will help us to even better serve our customers throughout the world."

Volvo EC700B Specifications in Brief

 Engine/Power Volvo D16C EAE3 464hp (gross)
 Maximum digging reach 43'3" (13.17 m)
 Maximum digging depth 27'7" ( 8.4 m)
 Operating weight 148,810 lbs -- 154,980 lbs (67,570 kg -- 70,300 kg)
 Bucket capacity 3.3yd3 -- 5.9yd3 (2.5 m3 -- 4.5 m3)

March 16, 2005

For further information, please contact

 Beatrice Cardon -- Volvo Construction Equipment
 Tel: int +32 2482 5021 -- Fax: int +32 2675 1777
 e.mail: beatrice.cardon@volvo.com

Volvo Construction Equipment is a major international company developing, manufacturing and marketing equipment for construction and related industries. Its products, leaders in many world markets, include a comprehensive range of wheel loaders, hydraulic excavators, articulated haulers, motor graders and compact equipment. Volvo Construction Equipment is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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